Leading Loyalty Industry Association Loyalty360 Publishes Snipp’s

Perspective on How Blockchain Technology is a Game-Changer for the

Loyalty Industry

TORONTO, Dec. 21, 2017 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, was approached by Loyalty360 to get Snipp’s perspective on how Blockchain technology can help administer next generation Loyalty programs. Interest in Snipp’s role in this rapidly changing environment came as a direct response to the Company’s recently announced partnership with LoyalCoin.

Loyalty360 is the leading unbiased Loyalty industry association in North America and serves as a trusted source for cutting-edge research, best practices, and networking opportunities. With members that include numerous Fortune 500 brands as well as technology solution providers like Snipp, Loyalty360 has established its role as a widely followed provider of expert insights and guidance. Industry participants at every level use Loyalty360 to remain current on trends and technology in order to adapt and improve their programs.

The article reviews the recent partnership that Snipp announced with LoyalCoin and explains the Company’s vision concerning the benefits of using blockchain technologies to further enhance the incentive marketing space, the advantages and pitfalls of virtual currencies, and trends in the marketplace. Read the article here: https://loyalty360.org/content-gallery/daily-news/snipppartnership-represents-evolutionary-change-i

“We are honored by the interest that Loyalty360 has taken in our innovations over the years. As the leading industry think tank in the loyalty space, the association has been a tremendous resource for Snipp in terms of connecting with Fortune 500 clients who are looking to transition to more advanced digital solutions,” commented Atul Sabharwal, CEO and Founder of Snipp. “Nearly every industry is grappling with how to use and adapt to virtual currencies and blockchain. But in the Loyalty space, these technologies are a natural fit and could play an important role in a fairly dramatic transformation of the industry. As an early-mover in this technology, we believe that Snipp can continue to gain recognition as we incorporate LoyalCoin and other blockchain-based components into our platform.”

We would also like to take this opportunity to wish all of our partners and stakeholders a joyful end to the year and look forward to connecting with everyone over the next few weeks on what is turning out to be a strong fourth quarter and financial finish to the year.

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

About Loyalty360

Loyalty360 is an unbiased, market-driven, voice of the customer focused clearinghouse and think-tank that is committed to bringing loyalty to the forefront as a critical marketing strategy. A trusted source for cutting-edge research, best practices, and networking opportunities, Loyalty360 gives members the expert insights and guidance they need to better understand loyalty and develop programs that effectively engage their customers and employees and build stronger relationships with them. With over 75,000 monthly visitors and 115,000 monthly page views to Loyalty360.org, and 640,000 followers collectively on Twitter, LinkedIn, and Facebook, Loyalty360 is a prolific resource for loyalty, customer experience, and brand/customer engagement strategy.

FOR FURTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

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